EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction of Formation
congatec AG	Germany
congatec s.r.o.	Czech Republic
congatec Inc.	California

The foregoing does not constitute a complete list of all subsidiaries of the registrant.  The subsidiaries that have been omitted do not, if considered in the aggregate, constitute a “significant subsidiary” as defined in Regulation S-X.